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Response to N-SAR Item 77-D for First Investors Life Series High Yield Fund:

Yes.

The First Investors Life Series High Yield Fund adopted the following non-fundamental investment restriction regarding investments in credit-linked securities "The High Yield Fund may invest in credit-linked securities, provided that (1) the issuers of such securities are not registered as investment companies under the 1940 Act, (2) no more than 10% of the Fund's net assets is invested in credit-linked securities, and (3) the High Yield Fund does not purchase more than 3% of the outstanding voting securities issued by any company that would be an investment company, but for the exemption provided by Section 3(c)(7) of the 1940 Act."